August 14, 2020

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn: Division of Corporation Finance,

Re:	Clip Interactive, LLC d/b/a Auddia
Registration Statement on Form S-1 Submitted
July 17, 2020
File No. 333-235891
CIK No. 0001554818

Dear Ladies and Gentlemen:

At the request of Clip Interactive, LLC.d/b/a Auddia (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated August 5, 2020 from Kathleen Krebs, Special Counsel, to Michael Lawless, Chief Executive Officer of the Company, relating to Amendment No, 2 to the draft registration statement on Form S-1 of the Company filed with the Commission on July 17, 2020 (the “Registration Statement”). We have filed simultaneously Amendment No. 3 to the draft Registration Statement and have attached a marked copy of such Amendment No. 3 indicating the changes that the Company has made to the draft Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made. For your convenience, we have included above our response a copy of the comment to which we are responding.

Amendment No.2 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition..., page 28

1. Please clarify how the COVID-19 pandemic has impacted, or is reasonably likely to impact, your plans to develop and deploy the new products that you discuss in the Business Section on page 36, including the impact on your ability to obtain additional financing to complete these plans.

Response

The disclosure has been amended in response to the Staff’s comment.

Contractual obligations and commitments, page 34

2. Your disclosure indicates that the outstanding principal amount under your line of credit is due July 10, 2020 and that you are currently in discussions with the bank to extend the maturity date. Please update your disclosure to clarify the status of these discussions, including whether you are in default on the debt and any actions taken by the lender.

Response

The disclosure has been amended to reflect that the loan maturity date has been extended to July 10, 2021.

3. Clarify that the company pays fees to the shareholder, and not the bank, pursuant to the collateral arrangement between the company and the shareholder. Disclose the current amount the company owes the shareholder under the collateral arrangement and how the company intends to pay these fees.

Response

The disclosure has been clarified that the shareholder, not the bank, receives fees. We believe that the disclosure in Note 6 to the Financial Statements provide the details on how the Company intends to pay these fees.

Financial Statements for the three months ended March 31, 2020 (unaudited) Notes to condensed financial statements (unaudited) Note 10 - Subsequent Events, page F-17

4. Please disclose the date through which your subsequent events were evaluated for your March 31, 2020 financial statements. This comment also applies to any other interim financial statements you subsequently include in your filings.

Response

The disclosure has been amended in response to the Staff’s comment.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

Bingham & Associates Law Group, APC

By:s/ Brad Bingham